SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

OpenTV Corp.

(Name of Issuer)

Class A ordinary shares of no par value

(Title of Class of Securities)

G67543101

(CUSIP Number)

Lucien Gani
General Counsel, Head of Legal Affairs
Kudelski SA
22-24, Route de Genève
Case Postale 134
1033 Cheseaux, Switzerland
Tel:  41 21 732 01 01

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 5, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. G67543101

1.	Name of Reporting Persons Kudelski SA

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, SC, WC, BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 44,642,302(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 44,642,302(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,642,302(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 32.3%(2)

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. G67543101

1.	Name of Reporting Persons André Kudelski

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 100,000

	8.	Shared Voting Power 44,642,302(1)

	9.	Sole Dispositive Power 100,000

	10.	Shared Dispositive Power 44,642,302(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,742,302(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 32.4%(2)

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. G67543101

1.	Name of Reporting Persons Kudelski Interactive USA, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 30,206,154(3)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 30,206,154(3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,206,154(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 21.9%(4)

14.	Type of Reporting Person (See Instructions) CO

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1.	Name of Reporting Persons Kudelski Interactive Cayman, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, SC, WC, BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,533,951

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,533,951

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,533,951

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 6.1%(5)

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. G67543101

(1)

Includes 7,902,197 Class A ordinary shares of the Issuer held of record by Kudelski SA, 6,533,951 Class A ordinary shares of the Issuer held of record by Kudelski Interactive Cayman, Ltd. (“Kudelski Cayman”), an indirect wholly owned subsidiary of Kudelski SA, and 30,206,154 Class A ordinary shares of the Issuer issuable upon conversion of the same number of Class B ordinary shares of the Issuer held by Kudelski Interactive USA, Inc. (“Kudelski US”), an indirect wholly owned subsidiary of Kudelski SA. André Kudelski controls a majority of the voting securities of Kudelski SA.

(2)

Calculated in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934 (the “Act”), based upon 107,908,502 Class A ordinary shares of the Issuer and 30,206,154 Class B ordinary shares of the Issuer issued and outstanding as of July 31, 2009 (as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed by the Issuer on September 8, 2009 (the “Proxy Statement”)). Assumes the conversion of 30,206,154 Class B ordinary shares of the Issuer held by Kudelski US into the same number of Class A ordinary shares of the Issuer. Because the Issuer’s Class B ordinary shares are entitled to ten votes per share on matters submitted to shareholders of the Issuer, the Class A ordinary shares and Class B ordinary shares beneficially owned by the Reporting Person constitute approximately 77.2% of the voting power of the outstanding ordinary shares of the Issuer.

(3)	Includes 30,206,154 Class A ordinary shares of the Issuer issuable upon conversion of the same number of Class B ordinary shares of the Issuer held by Kudelski US.

(4)

Calculated in accordance with Rule 13d-3 promulgated under the Act, based upon 107,908,502 Class A ordinary shares of the Issuer and 30,206,154 Class B ordinary shares of the Issuer issued and outstanding as of July 31, 2009 (as reported in the Proxy Statement). Assumes the conversion of 30,206,154 Class B ordinary shares of the Issuer held by Kudelski US into the same number of Class A ordinary shares of the Issuer. Because the Issuer’s Class B ordinary shares are entitled to ten votes per share on matters submitted to shareholders of the Issuer, the Class B ordinary shares beneficially owned by the Reporting Person constitute approximately 73.7% of the voting power of the outstanding ordinary shares of the Issuer.

(5)

Calculated in accordance with Rule 13d-3 promulgated under the Act, based upon 107,908,502 Class A ordinary shares of the Issuer issued and outstanding as of July 31, 2009 (as reported in the Proxy Statement).

CUSIP No. G67543101

Item 1.	Security and Issuer.

Item 1 is hereby amended, in pertinent part, by the following:

This Amendment No. 5 (this “Amendment No. 5”) relates to and amends the statement on Schedule 13D of Kudelski SA, a public limited company organized under the laws of Switzerland, Kudelski Interactive USA, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Kudelski SA (“Kudelski US”), Kudelski Interactive Cayman, Ltd., an exempt company organized under the laws of the Cayman Islands and an indirect wholly owned subsidiary of Kudelski SA (“Kudelski Cayman”), and André Kudelski, a Swiss citizen (each, a “Reporting Person” and collectively, the “Reporting Persons”), as such Schedule 13D has been amended through the date hereof, with respect to the Class A ordinary shares of no par value of OpenTV Corp., a company incorporated and registered under the laws of the British Virgin Islands (the “Issuer”).  This Amendment No. 5 also relates to the Class A Ordinary shares issuable upon conversion of Class B ordinary shares of the Issuer.  The address of the Issuer’s principal executive offices is 275 Sacramento Street, San Francisco, California 94111.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

This Schedule 13D is being jointly filed under Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”), by the Reporting Persons.

Kudelski SA may be deemed to be the beneficial owner of Class A ordinary shares of the Issuer held of record by Kudelski Cayman, an indirect wholly owned subsidiary of Kudelski SA.  Kudelski SA may also be deemed to be the beneficial owner of Class A ordinary shares issuable upon conversion of Class B ordinary shares of the Issuer held of record by Kudelski US, an indirect wholly owned subsidiary of Kudelski SA.  The Class A ordinary shares and Class B ordinary shares held by Kudelski SA, Kudelski Cayman and Kudelski US are hereinafter sometimes referred to as the “Purchased Shares.” André Kudelski controls the majority of the voting interest in Kudelski SA and accordingly may also be deemed to be the beneficial owner of the Purchased Shares.

Kudelski SA is a public limited company organized under the laws of Switzerland.  Kudelski SA is a holding company that, through its consolidated subsidiaries, including Kudelski US and Kudelski Cayman, engages primarily in the development of digital security and convergent media solutions for the delivery of digital and interactive content.  The principal business address of Kudelski SA is 22-24, Route de Genève, Case Postale 134, 1033 Cheseaux, Switzerland.

André Kudelski, a citizen of Switzerland, is the Chairman and Chief Executive Officer of Kudelski SA. Mr. Kudelski’s business address is 22-24, Route de Genève, Case Postale 134, 1033 Cheseaux, Switzerland.

Kudelski US is an indirect wholly owned subsidiary of Kudelski SA incorporated under the laws of the state of Delaware.  The principal business address of Kudelski US is 22-24, Route de Genève, Case Postale 134, 1033 Cheseaux, Switzerland.

Kudelski Cayman is an indirect wholly owned subsidiary of Kudelski SA and an exempt company organized under the laws of the Cayman Islands. The principal business address of Kudelski Cayman is 22-24, Route de Genève, Case Postale 134, 1033 Cheseaux, Switzerland.

CUSIP No. G67543101

The following information concerning each director and executive officer of Kudelski SA, Kudelski US and Kudelski Cayman is set forth on Schedule 1: (i) name; (ii) residence or business address; (iii) principal occupation or employment and the name and principal business address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

During the last five years, none of the Reporting Persons nor any person named in Schedule 1 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, none of the Reporting Persons nor any person named in Schedule 1 was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds.

Item 3 is hereby amended, in pertinent part, by the following:

Kudelski SA (collectively with its subsidiaries, the “Kudelski Group”) and Kudelski Cayman estimate that they will need approximately $154 million to consummate the transactions described in Item 4 below in connection with the Offer (as defined in Item 4 below).

The Kudelski Group will cause Kudelski Cayman to be provided with sufficient funds to satisfy those obligations from (i) the borrowings under Kudelski SA’s credit facility with Credit Suisse and Banque Cantonale Vaudoise (the “Credit Facility”) and (ii) available cash held by the Kudelski Group.  If the Kudelski Group requests that the Issuer undertake a redemption of all Class A ordinary shares that remain outstanding following the Offer that are not owned by the Kudelski Group, the Issuer will fund payment of the redemption price of such Class A ordinary shares because such payment is its legal obligation.

The terms of the Credit Facility are set forth in the Credit Facility Agreement, dated as of October 5, 2009, by and among Kudelski SA, Kudelski US, Credit Suisse, as facility agent, lender, and arranger, and Banque Cantonale Vaudoise, as lender and arranger (the “Credit Agreement”).  The Credit Agreement is included as Exhibit 7.2 hereto and is incorporated herein by reference.  The following description of the Credit Agreement does not purport to be complete and is qualified in its entirety by reference to the Credit Agreement.

The Credit Facility is comprised of two separate facilities, a bridge term loan facility not to exceed CHF 120 million (“Facility A”) and an amortizing term loan facility of CHF 60 million (“Facility B” and each of Facility A and Facility B, a “Facility” and, together, the “Facilities”).  Facility A matures on March 31, 2010, and Facility B matures on December 31, 2011.

Borrowings under each Facility will be secured by the ordinary shares of the Issuer held by the Kudelski Group.   To effect this security, each of Kudelski SA, Kudelski US and Kudelski Cayman will enter into a Share Charge as Chargor with Credit Suisse as Chargee (collectively, the “Share Charges”) prior to borrowing any funds under the Facilities.  In addition, Kudelski SA’s obligations under the Credit Facility are guaranteed by Kudelski US.

Funding under the Facilities is subject to the satisfaction of several conditions, including, among other things, the following:

•                  receipt of documentation from the information agent for the Offer on the number of Class A ordinary shares validly tendered in the Offer;

•                  receipt of certain organizational documents and resolutions;

CUSIP No. G67543101

•                  receipt of definitive documentation relating to the Credit Facility, including the Share Charges and other documents relating to the security;

•                  perfection and enforceability of the security under the Credit Facility;

•                  receipt of audited financial statements (income statement, balance sheet, cash flow statements and auditor’s report) of Kudelski SA, the Kudelski Group (on a consolidated basis) and the Issuer for the financial years 2006, 2007 and 2008;

•                  payment of fees and expenses;

•                  no event of default under the Credit Agreement; and

•                  accuracy of certain representation and warranties made under the Credit Agreement.

In addition, Facility A is conditioned upon, among other things, receipt of a technical tax opinion on granting intercompany loans from the Issuer and/or its subsidiaries to Kudelski SA from an audit firm of international repute, receipt of legal opinions from reputable law firms (as to matters of Swiss, British Virgin Islands, Cayman Islands and/or U.S. law), as applicable, and there being validly tendered and accepted for payment in the Offer a number of Class A ordinary shares of the Issuer sufficient to allow the Kudelski Group to require a redemption by the Issuer of the Class A ordinary shares not held by the Kudelski Group.  The Kudelski Group will be able to require such a redemption if it owns shares representing 90% of the voting power of the Issuer’s outstanding ordinary shares.

Facility A may be drawn in up to three borrowings and Facility B may be drawn in up to five borrowings, and each may be drawn in CHF or U.S. dollars.  Borrowings under Facility A bear interest at a rate equal to LIBOR plus a margin of 3.00%.  Borrowings under Facility B initially bear interest at a rate equal to LIBOR plus a margin of 3.00%, and after receipt of audited financial statements ending December 31, 2009, will bear interest at a rate of between 2.10% to 3.50%, depending on Financial Senior Net Debt/OIBDA (as defined in the Credit Agreement). As of October 5, 2009, there were no outstanding borrowings under the Credit Facility.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended, in pertinent part, by the following:

The Class A ordinary shares and Class B ordinary shares of the Issuer beneficially owned by Kudelski SA represent approximately 32.3% of the ordinary shares of the Issuer and approximately 77.2% of the total voting power of the ordinary shares of the Issuer, based upon information provided in the Issuer’s Definitive Proxy Statement on Schedule 14A filed by the Issuer on September 8, 2009 (the “Proxy Statement”) with respect to the number of ordinary shares outstanding as of July 31, 2009. As a result of its beneficial ownership of ordinary shares of the Issuer and the voting power attributable thereto, Kudelski SA has the ability to elect all of the members of the Issuer’s board of directors and, subject to applicable law, to otherwise generally direct the business and affairs of the Issuer, including the power to approve mergers and other extraordinary corporate transactions and amendments to the Issuer’s Memorandum of Association and Articles of Association.

On October 5, 2009, Kudelski SA issued a press release announcing Kudelski Cayman’s commencement of a tender offer (the “Offer”) to purchase all outstanding Class A ordinary shares of the Issuer not owned by the Kudelski Group for $1.55 per share, net to seller in cash, without interest and less applicable withholding taxes.  The press release announcing the Offer is attached hereto as Exhibit 7.3 and is incorporated herein by reference.

CUSIP No. G67543101

The purpose of the Offer is to acquire as many of the publicly-held Class A ordinary shares of the Issuer as possible as a first step in acquiring the entire equity interest in the Issuer.

If following the consummation of the Offer the Kudelski Group owns ordinary shares of the Issuer representing 90% or more of the total voting power of the outstanding ordinary shares of the Issuer, the Kudelski Group will be eligible to and may cause the Issuer to redeem all Class A ordinary shares that remain outstanding following the Offer and that are not owned by the Kudelski Group under Sections 176 and 179 of the British Virgin Islands Business Companies Act, 2004, as amended.  If the Offer is consummated and a subsequent redemption takes place, shareholders not tendering in the Offer (and who do not exercise the statutory dissenters’ rights provided for under the laws of the British Virgin Islands) will receive the per share consideration paid in the redemption, which would be the “fair value” of the Class A ordinary shares as determined by the directors of the Issuer in accordance with their fiduciary duties under the laws of the British Virgin Islands.

The Kudelski Group has made no decision at this time whether, if it is eligible to do so, it will cause the Issuer to redeem all Class A ordinary shares that remain outstanding following the Offer that are not owned by the Kudelski Group.  The Kudelski Group currently intends to make such a decision following expiration of the Offer based on an analysis of all relevant facts.

After completion of the Offer and a subsequent redemption, the Issuer would be a wholly owned subsidiary of Kudelski SA.  At such time, Kudelski SA expects to evaluate and review the Issuer and may consider changes to the Issuer’s management, business, assets, capitalization, corporate structure, operations, properties and strategic alternatives, as appropriate.  The Kudelski Group currently anticipates that at such time it would cause the Issuer to substantially increase its investment in next-generation solutions, which may consume a substantial portion of the Issuer’s currently available cash resources.

The Class A ordinary shares of the Issuer are currently registered under the Act, and listed on The NASDAQ Global Market.  Following completion of a subsequent redemption, the Class A ordinary shares would cease to be listed on The NASDAQ Global Market and the Kudelski Group would cause the Issuer to deregister the Class A ordinary shares under the Act and to suspend the Issuer’s reporting obligations with the Securities Exchange Commission (the “SEC”).

If a subsequent redemption does not take place, but pursuant to the Offer the Kudelski Group nonetheless acquires a majority of the Class A ordinary shares of the Issuer not owned by (a) Kudelski SA or its affiliates and (b) the executive officers and directors of the Issuer, the Kudelski Group intends to seek to cause the Issuer to terminate the listing of the Class A ordinary shares on The NASDAQ Global Market.  Further, if the number of shareholders of record of the Issuer is reduced to below 300, the Kudelski Group intends to seek to cause the Issuer to deregister the Class A ordinary shares under the Act and to suspend its reporting obligations with the SEC.  In all events, following completion of the Offer, the Kudelski Group intends to seek to cause the Issuer to discontinue quarterly conference calls and other activities not required by law or any listing agreement with The NASDAQ Global Market in order to reduce the cost and management attention associated with being a public company.

If (a) a subsequent redemption does not take place, either because the Kudelski Group does not own ordinary shares of the Issuer representing 90% or more of the total voting power of the outstanding ordinary shares of the Issuer or because the Kudelski Group decides not to cause a subsequent redemption to take place, or (b) the Offer is not consummated, the Kudelski Group will review its options and may, among other things, not take any additional action at that time, purchase shares in the open market or privately negotiated transactions, make a new tender offer, take a more active role in overseeing the management and policies of the Issuer, seek to negotiate a merger or other business combination with the Issuer, take such other actions as the

CUSIP No. G67543101

Kudelski Group deems to be necessary or appropriate, or, to the extent the Kudelski Group owns sufficient shares to do so, subsequently cause the Issuer to redeem the remaining publicly-held Class A ordinary shares.  If a redemption is not undertaken or the Offer is not consummated, the Kudelski Group intends to advocate through its board representation that the Issuer substantially increase its investment in next-generation solutions.

Except as set forth herein none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the executive officers or directors named on Schedule I attached hereto, has any plans or proposals that relate to or would result in any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated in its entirety as follows:

(a)           Kudelski SA may be deemed to be the beneficial owner of 14,436,148 Class A ordinary shares and 30,206,154 Class B ordinary shares of the Issuer. The Class B ordinary shares are convertible at any time into an equal number of Class A ordinary shares. Based upon 107,908,502 Class A ordinary shares and 30,206,154 Class B ordinary shares of the Issuer issued and outstanding as of July 31, 2009 (as reported in the Proxy Statement), and assuming the conversion of 30,206,154 Class B ordinary shares held by Kudelski US into the same number of Class A ordinary shares, Kudelski SA beneficially owns approximately 32.3% of the Class A ordinary shares of the Issuer, calculated in accordance with Rule 13d-3(d)(1) under Section 13 of the Act. André Kudelski may also be deemed to be the beneficial owner of the shares of the Issuer beneficially owned by Kudelski SA through his control of a majority of the voting securities of Kudelski SA.  In addition, André Kudelski directly owns 100,000 Class A ordinary shares of the Issuer pursuant to a grant under the OpenTV 2005 Incentive Plan, which shares are restricted from sale or transfer for a period of four years from the date of grant.

Kudelski US is the beneficial owner of 30,206,154 Class B ordinary shares of the Issuer. The Class B ordinary shares are convertible at any time into an equal number of Class A ordinary shares. Based upon 107,908,502 Class A ordinary shares and 30,206,154 Class B ordinary shares of the Issuer issued and outstanding as of July 31, 2009 (as reported in the Proxy Statement), and assuming the conversion of 30,206,154 Class B ordinary shares held by Kudelski US into the same number of Class A ordinary shares, Kudelski US beneficially owns approximately 21.9% of the Class A ordinary shares of the Issuer, calculated in accordance with Rule 13d-3(d)(1) under Section 13 of the Act.  Kudelski SA may also be deemed to be the beneficial owner of the shares of the Issuer beneficially owned by Kudelski US since Kudelski US is an indirect wholly owned subsidiary of Kudelski SA.

Kudelski Cayman beneficially owns 6,533,951 Class A ordinary shares of the Issuer.  Based upon 107,908,502 Class A ordinary shares of the Issuer issued and outstanding as of July 31, 2009 (as reported in the Proxy Statement), Kudelski Cayman beneficially owns approximately 6.1% of the Class A ordinary shares of the Issuer, calculated in accordance with Rule 13d-3(d)(1) under Section 13 of the Act.  Kudelski SA may also be deemed to be the beneficial owner of the shares of the Issuer beneficially owned by Kudelski Cayman since Kudelski Cayman is an indirect wholly owned subsidiary of Kudelski SA.

Pierre Roy (“Roy”) has the right to buy 10,000 Class A ordinary shares of the Issuer with an exercise price of $1.18 per share and 10,000 Class A ordinary shares of the Issuer with an exercise price of $2.35 pursuant to director stock option grants under the OpenTV 2005 Incentive Plan.  25% of the shares subject to the options vest on the one-year anniversary of the applicable vesting commencement date, with the balance vesting monthly thereafter in 36 equal installments.  Roy is currently the beneficial owner of 10,416 Class A ordinary shares of the Issuer.

CUSIP No. G67543101

Mauro Saladini (“Saladini”) has the right to buy 10,000 Class A ordinary shares of the Issuer with an exercise price of $1.18 per share pursuant to a director stock option grant under the OpenTV 2005 Incentive Plan.  25% of the shares subject to the option vest on the one-year anniversary of the vesting commencement date, with the balance vesting monthly thereafter in 36 equal installments.  Saladini is currently the beneficial owner of 4,166 Class A ordinary shares of the Issuer.

Lucien Gani (“Gani”) has the right to buy 10,000 Class A ordinary shares of the Issuer with an exercise price of $1.18 per share and 10,000 Class A ordinary shares of the Issuer with an exercise price of $2.35 pursuant to director stock option grants under the OpenTV 2005 Incentive Plan.  25% of the shares subject to the options vest on the one-year anniversary of the applicable vesting commencement date, with the balance vesting monthly thereafter in 36 equal installments.  Gani is currently the beneficial owner of 10,416 Class A ordinary shares of the Issuer.

Claude Smadja (“Smadja”) has the right to buy 10,000 Class A ordinary shares of the Issuer with an exercise price of $1.18 per share and 10,000 Class A ordinary shares of the Issuer with an exercise price of $2.35 pursuant to director stock option grants under the OpenTV 2005 Incentive Plan.  25% of the shares subject to the options vest on the one-year anniversary of the applicable vesting commencement date, with the balance vesting monthly thereafter in 36 equal installments.  Smadja is currently the beneficial owner of 10,416 Class A ordinary shares of the Issuer.

Based upon 107,908,502 Class A ordinary shares of the Issuer issued and outstanding as of July 31, 2009 (as reported in the Proxy Statement), each of Roy, Saladini, Gani and Smadja beneficially own less than 1% of the Class A ordinary shares of the Issuer, calculated in accordance with Rule 13d-3(d)(1) under Section 13 of the Act.

Except as described in this Schedule 13D, none of the persons listed on Schedule 1 beneficially own any Class A ordinary shares of the Issuer.

Item 7.	Material to be Filed as Exhibits
Item 7 is hereby amended to include the following:

Exhibit 7.1

Joint Filing Agreement, dated February 26, 2009, among André Kudelski, Kudelski SA, Kudelski Interactive Cayman, Ltd., and Kudelski Interactive USA, Inc. (incorporated by reference to Exhibit 7.1 to Amendment No. 3 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on February 27, 2009).

Exhibit 7.2

Credit Facility Agreement, dated as of October 5, 2009, by and among Kudelski SA, Kudelski Interactive USA, Inc., Credit Suisse and Banque Cantonale Vaudoise (incorporated by reference to Exhibit (b) of the Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO by Kudelski SA and Kudelski Interactive Cayman, Ltd. on October 5, 2009 (the “Schedule TO”).

Exhibit 7.3	Press Release issued by Kudelski SA on October 5, 2009 (incorporated by reference to Exhibit (a)(1)(ix) of the Schedule TO.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 5, 2009

Kudelski SA

By:	/s/ Lucien Gani
Name:	Lucien Gani
Title:	General Counsel and Head of Legal Affairs

By:	/s/ Mauro Saladini
Name:	Mauro Saladini
Title:	Executive Vice President and Chief Financial Officer

/s/ André Kudelski
André Kudelski

Kudelski Interactive Cayman, Ltd.

By:	/s/ Lucien Gani
Name:	Lucien Gani
Title:	Director

By:	/s/ Santino Rumasuglia
Name:	Santino Rumasuglia
Title:	Director

Kudelski Interactive USA, Inc.

By:	/s/ Lucien Gani
Name:	Lucien Gani
Title:	President and Chief Executive Officer

SCHEDULE 1

DIRECTORS AND EXECUTIVE OFFICERS OF KUDELSKI SA

The name and present principal occupation of each director and executive officer of Kudelski SA are set forth below. The business address for each named person is: c/o Kudelski SA, 22-24, Route de Genève, Case Postale 134, 1033 Cheseaux, Switzerland 1515.

Name	Kudelski SA Title	Principal Occupation and Principal Business	Citizenship

André Kudelski	Chairman and Chief Executive Officer	Chairman and Chief Executive Officer of Kudelski SA	Switzerland

Claude Smadja	Vice Chairman and Lead Director	Founder and President, Smadja & Associates Inc.	Switzerland

Norbert Bucher	Director	Retired Former Senior Vice President, Jacobs Suchard AG	Switzerland

Laurent Dassault	Director	Management Groupe, Industrial Marcel Dassault	France

Patrick Foetisch	Director	Legal Counsel	Switzerland

Marguerite Kudelski	Director	Strategic Consultant	Switzerland

Pierre Lescure	Director	Chairman and Chief Executive Officer of Anna Rose Production SAS; Chief Operating Officer of Théâtre Marigny; board member, Lagardere SCA, Le Monde, Havas and Thomson	France

Alexandre Zeller	Director	Chief Executive Officer, HSBC Private Bank (Suisse)	Switzerland

Pierre Roy	Chief Operating Officer, Digital TV and Executive Vice President	Chief Operating Officer, Digital TV and Executive Vice President of Kudelski SA	Switzerland

Charles Egli	Chief Executive Officer, Nagra Public Access AG, and Executive Vice President	Chief Executive Officer, Nagra Public Access AG, and Executive Vice President of Kudelski SA	Switzerland

Aleksander Osadzinski	Executive Vice President, Director of Product, Digital TV	Executive Vice President, Director of Product, Digital TV of Kudelski SA	United States and the United Kingdom

Mauro Saladini	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of Kudelski SA	Switzerland

Yves Pitton	Senior Vice President, Director of Corporate Development	Senior Vice President, Director of Corporate Development of Kudelski SA	Switzerland

Lucien Gani	General Counsel	General Counsel of Kudelski SA	Switzerland

John Burke	Senior Vice President, Director of Human Resources	Senior Vice President, Director of Human Resources of Kudelski SA	Ireland and the United Kingdom

Nicolas Goetschmann	Corporate Secretary and Director of Group Administration	Corporate Secretary and Director of Group Administration of Kudelski SA	Switzerland

DIRECTORS AND EXECUTIVE OFFICERS OF KUDELSKI US

The name and present principal occupation of each director and executive officer of Kudelski US are set forth below. The business address for each named person is: c/o Kudelski US, 22-24, Route de Genève, Case Postale 134, 1033 Cheseaux, Switzerland 1515.

Name	Kudelski US Title	Principal Occupation and Principal Business	Citizenship

Lucien Gani	Director, President, Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary	General Counsel of Kudelski SA	Switzerland

William C. Nixon	Director	Vice President, The Mitchell Group	USA

Pierre Lescure	Director	Chairman and Chief Executive Officer of Anna Rose Production SAS; Chief Operating Officer of Théâtre Marigny; board member, Lagardere SCA, Le Monde, Havas and Thomson	France

DIRECTORS AND EXECUTIVE OFFICERS OF KUDELSKI CAYMAN

The name and present principal occupation of each director of Kudelski Cayman are set forth below. The business address for each named person is: c/o Kudelski Cayman, 22-24, Route de Genève, Case Postale 134, 1033 Cheseaux, Switzerland 1515.  Kudelski Cayman does not currently have any executive officers.

Name	Kudelski US Title	Principal Occupation and Principal Business	Citizenship

Lucien Gani	Director	General Counsel of Kudelski SA	Switzerland

Santino Rumasuglia	Director	Vice President, Treasury and Investor Relations of Kudelski SA	Italy and Switzerland